Exhibit 12.1

MyoKardia, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited – in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Net loss and comprehensive loss	(45,952)	(13,152)	(22,946)	(16,829)	(12,700)
Fixed charges	531	449	472	171	171

Earnings, as defined	(45,421)	(12,703)	(22,474)	(16,658)	(12,529)

Fixed Charges:
Interest component of rentals (1)	531	449	472	171	171

Total fixed charges	531	449	472	171	171

Deficiency in earnings to cover fixed charges	(45,952)	(13,152)	(22,946)	(16,829)	(12,700)
Ratio of earnings to fixed charges (2)	*	*	*	*	*

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be a reasonable representation of interest.
(2)	In each of the periods presented, earnings were not sufficient to cover fixed charges.